                                                                                Exhibit 99.1

ELBIT MEDICAL IMAGING LTD. ANNOUNCES THE SUCCESSFUL
 PRICING OF THE INITIAL PUBLIC OFFERING OF SHARES OF
 PLAZA CENTERS N.V. ON THE OFFICIAL LIST OF THE LONDON
STOCK EXCHANGE

Tel Aviv, Israel, October 27, 2006, Elbit Medical Imagining Ltd. (Nasdaq: EMITF) (the "Company") today announced that its subsidiary, Plaza Centers N.V.(formerly Plaza Centers (Europe) BV) ("PC") has announced the successful pricing of PC's initial public offering of Ordinary Shares (the “IPO” or the “Offer”) on the Official List of the London Stock Exchange (“LSE”).

-	The offer price was set at 180 pence per Ordinary Share (the “Offer Price”)

-
Based upon the Offer Price, the market capitalization of PC at the commencement of conditional dealings on the LSE will be £514.3 million (approximately $970 million). Conditional dealings commenced at 8:00am today (27 October) under the ticker symbol PLAZ. A final prospectus will be published in due course.

-	The Offer consists of 85.71 million new Ordinary Shares (excluding a 10% greenshoe). Following the Offer, the free float of PC will be approximately 30%.

-
It is expected that admission of PC’s ordinary shares to the Official List of the UK Listing Authority and to trading on the main market for listed securities of the LSE (“Admission”) will become effective and unconditional dealings will commence at 8:00am on 1 November 2006.

UBS Investment Bank was the sole bookrunner to the offering of Ordinary Shares (the “Offer”) and sponsor in connection with Admission.

As a result of this Offer, Elbit Medical Imaging Ltd. expects to recognize a capital gain of approximately NIS 600 million (approximately $140 million).

Mordechay Zisser, the Executive Chairman of the Company and of PC commented:

"We are most gratified by the results of the Plaza Centers IPO, and with the quality and range of international investors who have subscribed for shares in PC. Now that Plaza Centers has now become a publicly traded company with such a substantial capital base in its own right is indicative that the Company is one of the largest developers operating in Europe and India, and we committed to doing our utmost to maintain this situation for many years to come".

About Elbit Medical Imaging Ltd.

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into four principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.;(iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd. and (iv) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Mango, and venture-capital investments.

This press release does not constitute an offer of securities for sale in the United States of America, nor may the securities be offered or sold in the United States of America absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended in the rules and regulations thereunder. There is no intention to register any portion of the offering in the United States of America or to conduct a public offering of securities in the United States of America.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on June 30, 2006.

For Further Information:
Company Contact	Investor Contact
Shimon Yitzhaki	Kathy Price
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9430
syitzhaki@europe-israel.com	kprice@hfgcg.com